MANAGEMENT’S DISCUSSION AND ANALYSIS

For the First Quarter Ended

March 31, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or “the Company”) should be read in conjunction with the accompanying interim consolidated financial statements for the three months ended March 31, 2010 which is available on the SEDAR website at www.sedar.com. This MD&A is current as at May 2, 2010.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in U.S. dollars unless otherwise indicated.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “AZC”.

Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company, are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont”) which is currently in the permitting stage. Rosemont is expected to be the third largest copper mine in the United States, accounting for approximately 10% of total copper production. Since Rosemont is currently a non-producing property, it does not generate any operating income or cash flows from operations and Augusta depends entirely on equity and debt capital to finance its activities.

The Rosemont property is comprised of approximately 15,000 acres (6,070 hectares) of patented and unpatented claims and fee land in addition to approximately 15,000 acres (6,070 hectares) of leased grazing ranchland. Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

Corporate Developments

On April 30, 2010, the Company received notification that the Coronado National Forest has delayed the release of the Draft Environmental Impact Study (“DEIS”) in order to complete a native plant study and groundwater study on modeling of development plan alternatives study. Both studies are expected to be completed in July and a revised DEIS schedule will be available within the next two months. All other work on completing and reviewing the document for publication continues unabated.

On April 23, 2010, the Company closed a $43 million senior secured loan agreement and a copper concentrate off-take agreement with Red Kite Explorer Trust. Proceeds from the loan were used to retire the $40 million Sumitomo loan facility and other debts.

On March 12, 2010 the Company completed the sale of 11,820,000 common shares to a syndicate of underwriters at a price of Cdn$2.75 per share for gross proceeds of Cdn$32.51 million ($31.91 million).

On February 11, 2010 the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay Augusta upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to Augusta receiving the Record of Decision (“ROD”).

Permitting and Environmental Impact Statement

The Environmental Impact Statement process (“EIS process”) is managed by the United States Forest Service (“USFS”) and the ROD will be issued by the USFS and Bureau of Land Management for mining activities on public land and by the Army Corps of Engineers for mining activities on waters of the United States.

On April 30, 2010, the Company received notification from Coronado National Forest (“CNF”) that there will be a delay in the release of the DEIS in order to complete native plant and groundwater studies. CNF must complete field surveys for a native plant that lives on some of the sites on its land where the Company has proposed to put the waste rock and mine tailings. In addition, the DEIS project teams conducting detailed groundwater hydrology studies will complete further calculations on potential impacts and mitigation measures for the alternative facility sites under evaluation in the DEIS.

Both studies are expected to be completed by the end of July and a revised DEIS schedule will be available within the next two months. All other work on completing and reviewing the document for publication continues unabated.

Once CNF releases the revised DEIS schedule the Company will know with greater certainty on when the ROD is expected to be issued. In the meantime, the Company will continue working on completing the necessary work to obtain the following permits:

  The Aquifer Protection Permit when issued by the Arizona Department of Environmental Quality sets the operating standards and controls so that operations do not degrade groundwater;

  The Air Permit when issued by the Pima County Department of Environmental Quality will set the standards for air quality and emissions control for mining operations;

  The Certificate of Environmental Compliance Process managed by the Arizona Corporation Commission. The ultimate power route will be determined by the Commission and the permit will be issued to Tucson Electric Power. The timing for this process has been set so the Right of Way (below) will be the one approved for use by the Commission; and

  The State Land Department Right of Way valuation and approval process that will provide a route to get water and power to Rosemont.

Rosemont Project

During the first quarter the Company made $0.03 million on capitalized interest and option payments for the right to purchase additional land for the pump and power-substation and spent $7.24 million on the Rosemont project. Expenditures include $3.30 million on basic and design engineering, $0.61 million on project salaries and benefits, $1.51 million on the environmental impact study and permitting activities, $0.35 million on project financing costs and $1.43 million on technical consultants and other on-going support services.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

As at March 31, 2010 Augusta’s capitalized costs on the Rosemont project were as follows:

Mineral properties

	2010	2009
Balance, December 31, 2009 and 2008	$25,665,438	$25,462,869
Acquisition costs	15,054	86,358
Capitalized interest	19,443	116,211
Balance, March 31, 2010 and December 31, 2009	$25,699,935	$25,665,438

Deferred Development Costs

	2010	2009
Balance, December 31, 2009 and 2008	$64,516,724	$41,717,224
Work program expenditures	7,241,348	21,303,410
Restricted shares capitalized	43,306	-
Capitalized loan interest charges	180,276	935,990
Capitalized stock compensation expense	175,826	560,100
Balance, March 31, 2010 and December 31, 2009	$72,157,480	$64,516,724

During the first quarter the Company also made two deposits totalling $8.22 million for a semi-autogenous mill (“SAG”), two ball mills and three gearless mill drives of which $5.25 million was accrued for at December 31, 2009.

Financing

(a)        On April 23, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreements with Red Kite Explorer Trust (“Red Kite”).

The Loan bears interest at LIBOR plus 4.5% and matures on the earlier of April 23, 2012 or the date of closing of the Rosemont senior debt financing facility. The Loan can be repaid without penalty at any time prior to maturity, and the Company has a one-time option, expiring on October 23, 2011, to extend the maturity date by one year for a fee of 2% of the Loan amount.

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against Augusta’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

As part of the loan agreement, the Company will pay Red Kite an origination fee of $0.86 million and issue 1,790,700 warrants exercisable at Cdn$3.90 per share until April 23, 2013. The warrants were valued at $0.73 million.

The proceeds from the Loan were used to payout the $40 million Sumitomo loan facility and $1.89 million of accrued interest and two outstanding notes payable of $2.0 million.

(b)        On March 12, 2010, the Company closed the sale of 11,820,000 common shares at a price of Cdn$2.75 for gross proceeds of Cdn$32.51 million ($31.91 million) to a syndicate of underwriters. Share issue costs relating to this financing totaled $1.75 million and have been charged to deficit.

The Company plans to use the net proceeds from this financing to advance the development of the Rosemont copper property and for general working capital purposes.

(c) On February 11, 2010, the Company signed a definitive agreement with Silver Wheaton under which the Company has agreed to sell 100% of all of its silver and gold to be produced from Rosemont.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

Silver Wheaton will pay Augusta upfront cash payments totaling $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered during the mine life, or the prevailing market price, if lower. The production payments are subject to an inflationary adjustment. The upfront cash payments will provide a portion of the project funding for the construction of Rosemont and will be drawn post permitting for construction. The January 2009 Rosemont updated feasibility study details precious metals production averaging 2.4 million ounces of silver and up to 15,000 ounces of gold per year over a projected twenty-two year mine life.

The investment by Silver Wheaton is subject to receipt of all necessary permits to construct and operate Rosemont and Augusta having entered into committed arrangements for sufficient additional financings to construct and operate the mine.

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

Results of operations

	2010	2009

EXPENSES
Salaries and benefits	$604,368	$566,735
Stock-based compensation	361,676	438,336
Legal, Accounting and Audit	134,937	167,772
Travel	24,833	46,748
Consulting	15,928	30,029
Filing and Regulatory fees	58,648	45,581
Recruiting fees	28,128	30,553
Office and Administration	55,541	43,408
Rent	34,413	37,272
Investor Relations	46,652	14,902
Directors' fees	32,715	24,636
Insurance	34,837	39,475
Membership and Conferences	6,089	10,276
Amortization	39,904	32,759
Fiscal and Advisory services	3,431	2,962
Loss from operations	(1,482,100)	(1,531,444)
Interest and other income	199,171	224,444
Other expenses	(238,174)	(67,230)
Foreign exchange gains (losses)	111,725	(152,245)
Interest and finance charges	(26,091)	(26,708)
Future income tax recovery	70,156	-
Net loss for the period	$(1,365,313)	$(1,553,183)

First quarter ended March 31, 2010 and 2009 comparison

For the first quarter ended March 31, 2010, the Company had a net loss of $1.37 million or $0.01 loss per share compared to a net loss of $1.55 million or $0.02 loss per share for the for the same period in 2009. The $0.19 million decrease in net loss for the first quarter was due to the following:

Salaries and benefits increased $0.04 million to $0.60 million in 2010 compared to $0.57 million for the same period in 2009 due to the implementation of 401K company matching program and higher benefit premiums.

Stock-based compensation decreased $0.08 million to $0.36 million in 2010 compared to $0.44 million for the same period in 2009 due primarily to 2006 stock options grants that have become fully vested prior to the first quarter of 2010 which resulted in a $0.11 million reduction in stock-compensation expense and partially offset by the amortization of the fair value of restricted shares and restricted share units issued in the current quarter.

Legal, accounting and audit expenses decreased $0.03 million to $0.13 million in 2010 compared to $0.17 million for the same period in 2009 due primarily to higher than expected 2008 audit fees.

Investor relation expenses increased $0.03 million to $0.05 million in 2010 compared to $0.02 million for the same period in 2009 due primarily to increased marketing and road show expenses.

Interest and other income decreased $0.03 million to $0.20 million in 2010 compared to $0.22 million in 2009 due to lower ranching revenue from the sale of livestock.

Other expenses consist of ranch operating expenses which increased $0.17 million in the quarter to $0.24 million compared to $0.07 million for the same period in 2009. The increase was due primarily to the purchase of $0.12 million of livestock in 2010 compared to $Nil for the same period in 2009 and costs of ranch workers hired in the second half of 2009.

Foreign exchange gains were $0.26 million higher in 2010 to $0.11 million compared to a $0.15 million foreign exchange loss for the same period in 2009. The foreign exchange gains were due to the Canadian dollar gaining 3% (from 0.9555 CAD/USD to 0.9846 CAD/USD) against the U.S. dollar in 2010 compared to the Canadian dollar declining 3% (from 0.8166 CAD/USD to 0.7935 CAD/USD) against the U.S. dollar for the same period in 2009.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

Future income tax recovery was $0.07 million in 2010 compared to $Nil for the same period in 2009. The future tax recovery related to the reversal of a portion of the valuation allowance on the Canadian tax loss carry forwards as a result of the increase in the fair value of Ely warrants.

Summary of Quarterly Results

Select financial information for each of the eight most recently completed quarters of fiscal 2009 and 2008 are as follows:

			Net loss per
	Interest and	Net loss for the	share basic &
	other income, net	period	diluted
Q1 2010	$199,171	$(1,365,313)	$(0.01)
Q4 2009	62,673	(2,139,179)	(0.02)
Q3 2009	25,619	(943,401)	(0.01)
Q2 2009	9,241	(892,178)	(0.01)
Q1 2009	145,131	(1,553,183)	(0.02)
Q4 2008	(367,416)	(8,528,725)	(0.08)
Q3 2008	12,027	(3,094,093)	(0.03)
Q2 2008	$(82,270)	$(2,752,498)	$(0.03)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants and foreign exchange gains or losses related to the Company’s holding in Canadian dollar denominated working capital balances. Since the Company‘s Rosemont project is not yet in production, the Company believes that its losses and its loss per share is not a primary concern to investors in the Company.

Liquidity and capital resources

At March 31, 2010, the Company had $15.60 million in cash and cash equivalents compared to $6.25 million at the beginning of the year. At March 31, 2010, the Company had working capital of $12.89 million compared to a working capital deficit of $47.47 million at the beginning of the year. Working capital improved $60.36 million during the quarter as a result of the Company completing a Cdn$32.51 million equity financing and reclassifying the current portion of the Sanrita promissory note and Sumitomo loan to long term. This reclassification was required after the Company had obtained a new two-year $43 million senior secured loan from Red Kite on April 23, 2010. The proceeds were used to pay out the Sumitomo loan and two promissory notes issued for the purchase of Sanrita and Helvetia land packages.

During the first quarter the Company spent $1.67 million in operating activities compared to $2.16 million for the same period in 2009.

The Company generated $29.69 million in cash from financing activities in the first quarter 2010 compared with $8.17 million for the same period in 2009. The Company received net proceeds of $30.25 million from the equity financing completed on March 12, 2010, including $0.10 million from the exercise of stock options. The Company made its annual $0.56 million installment payment pursuant to a promissory note issued for the purchase of land used for a water-well field and pump station. On April 23, 2010, the Company paid out the two remaining annual payments.

The Company spent $18.77 million on investing activities during the first quarter 2010 compared with $10.87 million spent in the same period in 2009. Two deposits totaling $8.22 million were made to the suppliers of the SAG and two ball mills and three gearless mill drives. Development expenditures totaled $9.92 million primarily on basic engineering and design, environmental impact study and permitting activities. Capital asset additions totaled $0.62 million for the first quarter and relate primarily to the cash portion of the Helvetia land package and computer hardware and software purchases. The Company issued a promissory note for $0.99 million to the vendors of the Hevetia land, which bears interest at 7% per annum. The interest is paid quarterly beginning on April 11, 2010 and the promissory note is due on January 11, 2015. On April 23, 2010, the Company paid out the outstanding balance owing to the vendors and cancelled the promissory note.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

Shareholders’ equity at March 31, 2010 was $114.33 million, an increase of $29.85 million since the beginning of the year. The increase was due primarily to $30.25 million net proceeds from the March 12. 2010 equity financing and exercise of stock options, $0.43 million increase to accumulated other comprehensive income relating to the after tax increase in the value of the Ely warrants and offset by a $1.37 million net loss for the first quarter.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

The Company has no revenue from operations and does not expect to generate any revenue from its operations until Rosemont mine commences commercial production. The Company will require additional capital to execute its business plan.

To fund its planned 2010 capital expenditures program, the Company will continue to rely on equity financings, external debt and potential joint venture partners to meets its ongoing obligations. The Company is currently in discussions with various financial intermediaries with the objective of securing the required funding to cover expenditures through to construction startup. Project financing is expected to be in place before the ROD has been issued with construction to begin shortly thereafter. In the meantime, the Company will continue to monitor its cash flows and operate in a manner to preserve cash while the Company secures its funding for the Rosemont project.

As at March 31, 2010, the contractual obligated cash flow requirements are as follows:

in thousands of dollars	< 1 year	1 - 2 years	2 - 3 years	> 3 years	Total
Accounts payable and accrued liabilities	$ 4,340	$ -	$ -	$ -	$ 4,340
Long-term debt contractually due within one year	41,822	-	-	-	41,822
Note payable	557	557	-	990	2,104
Long-lead equipment purchases	33,698	72,131	-	-	105,829
Land purchases	97	69	69	1,146	1,381
Operating lease obligations	267	120	-	-	387
	$ 80,781	$ 72,877	$ 69	$ 2,136	$ 155,863

On December 19, 2007, the Company entered into an agreement with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG mill and two ball mills for approximately $28.4 million. The payments are spread out over two and a half year period starting in January 2008. Payments required in 2008 totalled $10.1 million, $11.0 million for 2009, and $7.3 million for 2010. On March 16, 2010, the Company made a scheduled deposit of $2.97 million

On April 8, 2008 the Company signed a Letter Award with a subsidiary of ABB Ltd. for the supply of three gearless mill drives for $40.6 million (€28.3 million). Payments required in 2008 totaled $4.1 million (€2.7 million), $9.1 million (€6.4 million) for 2009, $16.7 million (€11.7 million) for 2010 and $10.7 million (€7.5 million) for 2011. On January 22, 2010, the Company made a scheduled deposit of $5.25 million (€3.7 million).

On June 6 and June 26, 2008 the Company signed Letters of Awards for the purchase of a gyratory crusher and for three electric mining shovels. The gyratory crusher is being purchased from Sandvik Mining for total commitments of $8.4 million with payments in 2008 totaling $0.6 million, $0.5 million for 2009, $2.5 million for 2010 and $4.8 million for 2011. The 3 shovels are being purchased from Bucyrus International Inc. for total commitments of $63.8 million with payments in 2008 totaling $3.0 million, $11.7 million for 2010 and $49.1 million for 2011. On December 18, 2008 a contract amendment for the three shovels was completed that delayed the 2009 payments until 2010. On February 27, 2010 a second contract amendment was signed to delay shovel payments until the fourth quarter of 2010, at which time the $11.7 million plus a delay charge of $0.4 million is due.

On February 1, 2010, the Company issued a purchased order for the purchase of fourteen tailings filter presses for $30.97 million. Deliveries will begin in November 2010 with the final delivery scheduled for March 2012. The purchase order can be cancelled at any time without penalty except for $0.66 million relating to the engineering and design specifications, which has been included in the table above.

For purchase agreements related to long lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to date are not refundable.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

These equipment orders will help ensure that mine development and metal production occurs on a timely basis upon the anticipated receipt of the ROD.

Outlook

The main focus in 2010 will be to finalize the majority of the basic engineering design drawings. This will allow detailed engineering to start on earthwork, civil and structural design. Ongoing discussions with vendors are being held with respect to transportation storage, off loading facilities and smelters for the copper and molybdenum concentrates as well as freight being delivered during the construction phase of the project.

The Company continues with the federal, state, and local regulatory approval process. The process relies on completion of an Environmental Impact Statement (“EIS”) which is being managed by the USFS. The large number of cooperating agencies participating in the EIS process has extended the completion of the DEIS.

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue in 2010 to promote the economic benefits and the Company’s plans on alleviating the impact of mining activities to the environment.

With the appointment of Endeavour Financial International Corporation (“Endeavour”) as the Company’s Project Finance Advisor, Endeavour will assist the project finance team in the evaluation of various sources of financing the development and construction of the Rosemont project. Project financing is expected to be completed before the ROD is issued.

For the remaining of the 2010 year the Company anticipates major expenditures to include: the completion of the engineering and design of the Rosemont mine at a cost of approximately $13.1 million, $7.79 million for environmental impact study and permitting, $33.8 million for deposits on long-lead equipment purchases. The Company started hiring additional project and operations personnel as the Company work towards completing the basic engineering and permitting process.

Based on anticipated expenditures on the Rosemont project, the Company will require additional financing by the beginning of the fourth quarter to complete the permitting process and meet its expected ongoing expenditures. Project financing for the construction of the Rosemont project are expected to be obtained by a combination of potential joint ventures, debt and equity financings or other means. However, unforeseen market events and conditions worldwide could impede access to capital or increase the cost of capital, which would have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements. There is no assurance that these initiatives will be successful.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with two companies, related by common directors and officers. During the three months ended March 31, 2010, the Company received a $3 million short term loan from one of the related companies to complete a scheduled $5.25 million deposit on long-lead equipments. The loan bore an interest rate of one-month LIBOR plus 4% and was repaid on completion of the Cdn$32.51 million prospectus financing on March 12, 2010. The Company also charged $0.30 million (2009 - $0.08 million) to the related companies for their share of the rent, salaries and administrative expenses. As at March 31, 2010, $0.53 million (December 31, 2009 - $0.24 million) of accounts receivable was due from these two related companies of which $0.32 million was repaid subsequent to March 31, 2010.

As at March 31, 2010, accounts receivable included $0.02 million (December 31, 2009 - $0.01 million) due from an Officer of the Company and companies related to the Officer.

All related party transactions are recorded at the exchange amount.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

Share Capital

		Weighted average
		exercise price
	Number of shares	(Cdn$)
Issued and outstanding common shares ( a )	119,130,480	$-
Options ( b )	7,982,467	$2.16
Restricted share units	243,334	$-
Warrants	213,554	$2.19
Fully diluted	127,569,835

(a)	As at May 2, 2010 the Company had 122,480,480 common shares issued and outstanding.

(b)	As at March 31, 2010, the Company had 1,964,746 shares available for granting stock options under the Company’s Stock Option Plan.

FINANCIAL INSTRUMENTS

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.

The carrying values of the Company’s financial instruments are classified into the following categories:

	March 31,	December 31,
	2010	2009
Cash and cash equivalents	$15,603,013	$6,247,217
Loans and receivables	3,083,381	2,657,253
Available-for-sale securities	504,399	8,331
Other financial liabilities (1)	$(50,782,159)	$(58,154,125)

(1) Includes accounts payable, accrued liabilities and long-term debt.

The Company has estimated the fair values of its financial instruments based on appropriate valuation methodologies. These fair values are not materially different from their carrying value.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, deferred development costs, impairment of long-lived assets and the determination of the fair value of stock-based compensation. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Mineral properties and deferred development costs

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred subsequently to develop a mine on the property are capitalized and amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The carrying value of mineral properties and deferred development costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

Stock-based compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. The Company uses the fair value method of accounting for all stock based compensation awards. Under this method, the Company determines the fair value of the compensation expense for all awards on the date of the grant using the Black-Scholes pricing model. The fair value is expensed over the vesting period of the awards. In estimating the fair value, management is required to make certain assumptions regarding such items as the expected life of the options and forfeiture rates and expected volatility. Changes in the assumptions used to estimate fair value could result in materially different results.

FUTURE CANADIAN PRONOUNCEMENTS

In January 2009 the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, ‘Consolidated Financial Statements”, and Section 1602, “Non-controlling interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently evaluating these new standards to determine the potential impact on its consolidated financial statements.

International Financial Reporting Standards

In 2006 the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company’s transition date is January 1, 2010 and will require the restatement for comparative purposes of amounts reported by the Company for each of the quarter beginning in January 1, 2011. The Company has commenced the process to transition from Canadian GAAP to IFRS. As part of the transition process, the Company has provided or will provide IFRS specific training to senior financial reporting personnel and directors. The transition process consists of three primary phases: scoping and diagnostic phase; impact analysis, evaluation and design phase; and implementation and review phase.

  Scoping and diagnostic phase – A preliminary diagnostic review was completed by an external consultant which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted.

  The areas with the highest potential impact were identified to include the basis of consolidation, impairment of assets, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

  Analysis, quantification and evaluation phase – In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time.

  Implementation and review phase – This phase includes the execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements. IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The various accounting policy choices available are being assessed and those determined to be most appropriate in our circumstances will be implemented.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

IFRS will have more extensive disclosure and analysis of balances and transactions in the notes to the financial statements.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The various accounting policy choices available are being assessed and those determined to be most appropriate to the Company’s circumstances will be implemented.

The International Accounting Standard Board currently has projects underway that are expected to result in new pronouncements and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the financial statements will only be determined once all applicable standards at the conversion date are known.

RISKS AND UNCERTAINTIES

Risks and uncertainties the Company considers material are described below. The Company is also exposed to other inherent risks that are fully described in the Company’s Annual Information Form for its year ended December 31, 2009.

Augusta will require additional capital to fund future business plans.

As of December 31, 2009, Augusta had a working capital deficit of $47.48 million. In early 2010, the Company had secured or will secure sufficient capital to cover its working capital deficit and ongoing expenditures until the end of third quarter 2010. Augusta has no revenue from operations and does not expect to generate any revenue until 2012 when the Rosemont project is placed into commercial production. Augusta will require project financing to be in place by the fourth quarter as the Company begins the construction phase in order to remain on schedule with the permitting plan. Augusta may raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Recent upheavals in the financial markets worldwide could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta could lose its only material property upon an event of default under the loan agreement with Sumitomo.

The Company’s obligations under the Sumitomo Loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default under the Sumitomo Loan Agreement, if the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Sumitomo is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment. If the transaction with Red Kite is completed, the Sumitomo loan will be repaid from the Red Kite loan proceeds and security to Rosemont Copper Company’s common shares and assets will be transferred from Sumitomo to Red Kite.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

Price volatility - copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining, if any, activities may be adversely affected by declines in the price of copper, molybdenum, silver, gold` and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. Metal prices fluctuate in response to many factors and cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta’s investment in Rosemont and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Augusta Resource Corporation

Management’s Discussion and Analysis for the first quarter ended March 31, 2010

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Augusta Resource Corporation